Central GoldTrust

Management’s Discussion and Analysis (MD&A)

The financial statements of Central GoldTrust (“GoldTrust” or the “Trust”) are prepared and reported in U.S. dollars in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP, and the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies (“AcG-18”). Notes to the financial statements on pages 5 through 11 should be referred to as supplementary information to this discussion and analysis.

GoldTrust is a passive, self-governing, single purpose, closed-end trust, with voting Units, established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008. Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders. GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof. GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Financial Results – Changes in Net Assets

Changes in net assets, as reported in U.S. dollars, from period to period, are primarily a result of Unit offerings and the changing market price of gold. Also, changes in the value of the U.S. dollar relative to the Canadian (“Cdn.”) dollar will have an impact on net assets when reported in Cdn. dollars. The tables that follow summarize the net income including the changes in unrealized appreciation of holdings (gold) as well as the changes in net assets in U.S. dollars; gold prices; and the exchange rates between U.S. and Cdn. dollars on an annual or quarterly basis as indicated (all figures in millions unless otherwise noted):

	Years ended December 31
	2012	2011	2010
Change in unrealized appreciation of holdings	$63.1	$84.6	$159.0
Net income inclusive of the change in unrealized appreciation of holdings	$59.1	$81.2	$156.6
Net income per Unit inclusive of the change in unrealized appreciation of holdings	$3.06	$4.76	$11.24
Total net assets	$1,189.6	$1,130.5	$877.1
Change in net assets from prior year	$59.1	$253.4	$425.2
% change from prior year	5.2%	28.9%	94.1%
Net asset value per Unit	$61.64	$58.58	$52.68
Change in net asset value per Unit from prior year	$3.06	$5.90	$11.29
% change from prior year	5.2%	11.2%	27.3%
Gold price (U.S. $ per fine ounce)	$1,664.00	$1,574.50	$1,410.25
% change from prior year	5.7%	11.6%	27.7%
Exchange rate: $1.00 U.S. = Cdn.	$0.9949	$1.0170	$0.9946
% change from prior year	(2.2)%	2.3%	(5.0)%

Central GoldTrust

In fiscal 2012, total net assets as reported in U.S. dollars increased by 5.2% or $59.1 million. The increase in net assets was primarily attributable to a 5.7% increase in the price of gold during the year which increased unrealized appreciation of holdings by $63.1 million. This increase was further affected by expenses of $4.1 million incurred during the year.

As a result of the above, for fiscal 2012 the net asset value per Unit, as reported in U.S. dollars, increased by 5.2%, from $58.58 to $61.64. The net asset value per Unit, as reported in Canadian dollars, while subject to the same factors described above, increased by 2.9%, from $59.57 to $61.32, primarily due to a 2.2% decrease in the value of the U.S. dollar relative to the Canadian dollar.

	Quarter ended
2012	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Change in unrealized appreciation of holdings	$(78.9)	$125.1	$(45.1)	$62.0
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(79.9)	$124.1	$(46.1)	$61.0
Net income (loss) per Unit inclusive of the change in unrealized appreciation of holdings	$(4.14)	$6.43	$(2.39)	$3.16
Total net assets	$1,189.6	$1,269.5	$1,145.4	$1,191.5
Change in net assets from prior quarter	$(79.9)	$124.1	$(46.1)	$61.0
% change from prior quarter	(6.3)%	10.8%	(3.9)%	5.4%
Net asset value per Unit	$61.64	$65.78	$59.35	$61.74
Change in net asset value per Unit from prior quarter	$(4.14)	$6.43	$(2.39)	$3.16
% change from prior quarter	(6.3)%	10.8%	(3.9)%	5.4%
Gold price (U.S. $ per fine ounce)	$1,664.00	$1,776.00	$1,598.50	$1,662.50
% change from prior quarter	(6.3)%	11.1%	(3.8)%	5.6%
Exchange rate: $1.00 U.S. = Cdn.	$0.9949	$0.9837	$1.0191	$0.9991
% change from prior quarter	1.1%	(3.5)%	2.0%	(1.8)%

In fiscal 2011, total net assets as reported in U.S. dollars increased by 28.9% or $253.4 million. A large portion of this increase was attributable to the public offering completed on November 4, 2011 as described in Note 5 to the financial statements. The offering was completed at a premium to the net asset value per Unit at the time of pricing, such that there was no dilution of the interests of existing Unitholders. Net proceeds from the issue were approximately $172.2 million, of which $163.4 million was used to purchase 93,820 fine ounces of gold bullion in physical bar form. The balance of the net proceeds, $8.8 million, was retained by GoldTrust in interest-bearing cash deposits for working capital purposes.

Central GoldTrust

The balance of the increase in net assets was primarily attributable to an 11.6% increase in the price of gold during 2011 which increased unrealized appreciation of holdings by $84.6 million. This increase was nominally affected by expenses of $3.5 million incurred during the year.

As a result of the above, for fiscal 2011 the net asset value per Unit, as reported in U.S. dollars, increased by 11.2%, from $52.68 to $58.58. The net asset value per Unit, as reported in Canadian dollars, while subject to the same factors described above, increased by 13.7%, from $52.40 to $59.57, primarily due to a 2.3% increase in the value of the U.S. dollar relative to the Canadian dollar.

	Quarter ended
2011	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Change in unrealized appreciation of holdings	$(43.5)	$69.9	$40.6	$17.6
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(44.4)	$69.0	$39.8	$16.8
Net income (loss) per Unit inclusive of the change in unrealized appreciation of holdings	$(2.42)	$4.14	$2.39	$1.01
Total net assets	$1,130.5	$1,002.7	$933.7	$893.9
Change in net assets from prior quarter	$127.8	$69.0	$39.8	$16.8
% change from prior quarter	12.7%	7.4%	4.4%	1.9%
Net asset value per Unit	$58.58	$60.23	$56.08	$53.70
Chnge in net asset value per Unit from prior quarter	$(1.65)	$4.15	$2.38	$1.02
% change from prior quarter	(2.7)%	7.4%	4.4%	1.9%
Gold price (U.S. $ per fine ounce)	$1,574.50	$1,620.00	$1,505.50	$1,439.00
% change from prior quarter	(2.8)%	7.6%	4.6%	2.0%
Exchange rate: $1.00 U.S. = Cdn.	$1.0170	$1.0389	$0.9643	$0.9718
% change from prior quarter	(2.1)%	7.7%	(0.8)%	(2.3)%

In fiscal 2010, total net assets as reported in U.S. dollars increased by 94.1% or $425.2 million. A large portion of this increase was attributable to the public offering completed on June 23, 2010 as described in Note 5 to the financial statements. The offering was completed at a premium to the net asset value per Unit at the time of pricing, such that there was no dilution of the interests of existing Unitholders. Net proceeds from the issue were $268.4 million, of which $257.6 million was used to purchase 207,842 fine ounces of gold bullion in physical bar form. The balance of the net proceeds, $10.8 million, was retained by GoldTrust in interest-bearing cash deposits for working capital purposes.

Central GoldTrust

The balance of the increase in net assets was primarily attributable to a 27.7% increase in the price of gold during 2010 which increased unrealized appreciation of holdings by $159.0 million. This increase was nominally affected by expenses of $2.4 million incurred during the year and by a reduction of the Unit issue costs relating to the May 12, 2009 public offering to reflect the actual costs incurred recorded through Unit capital.

As a result of the above, for fiscal 2010 the net asset value per Unit, as reported in U.S. dollars, increased by 27.3%, from $41.39 to $52.68. The net asset value per Unit, as reported in Canadian dollars, while subject to the same factors described above, increased by a lesser rate of 21.0%, from $43.32 to $52.40, primarily due to a 5.0% decrease in the value of the U.S. dollar relative to the Canadian dollar.

	Quarter ended
2010	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Change in unrealized appreciation of holdings	$63.1	$38.5	$52.8	$4.6
Net income inclusive of the change in unrealized appreciation of holdings	$62.3	$37.9	$52.2	$4.2
Net income per Unit inclusive of the change in unrealized appreciation of holdings	$3.75	$2.27	$4.57	$0.39
Total net assets	$877.1	$814.7	$776.9	$456.1
Change in net assets from prior quarter	$62.4	$37.8	$320.8	$4.2
% change from prior quarter	7.7%	4.9%	70.3%	0.9%
Net asset value per Unit	$52.68	$48.94	$46.66	$41.78
Change in net asset value per Unit from prior quarter	$3.74	$2.28	$4.88	$0.39
% change from prior quarter	7.6%	4.9%	11.7%	0.9%
Gold price (U.S. $ per fine ounce)	$1,410.25	$1,307.00	$1,244.00	$1,115.50
% change from prior quarter	7.9%	5.1%	11.5%	1.0%
Exchange rate: $1.00 U.S. = Cdn.	$0.9946	$1.0298	$1.0606	$1.0156
% change from prior quarter	(3.4)%	(2.9)%	4.4%	(3.0)%

Financial Results – Net Income

Central GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion. GoldTrust maintains adequate cash reserves to enable it to pay the expenses of maintaining the Trust. GoldTrust’s realized revenues are a nominal percentage of its net assets.

AcG-18 requires GoldTrust to record the change in unrealized appreciation or depreciation of holdings in income. GoldTrust expects to generate cash flow from its holdings of cash equivalents, and will only sell portions of its gold holdings if necessary to replenish cash reserves for purposes of paying expenses and to meet redemptions (if any).

Central GoldTrust

GoldTrust does not anticipate the payment of regular distributions. In the event of any sales of gold that result in capital gains, as indicated in Note 2(d) to the financial statements on page 5, distributions may be made.

Fiscal 2012 Compared to Fiscal 2011

Net income, inclusive of the change in unrealized appreciation of holdings, of $59.1 million for the 2012 fiscal year was $22.1 million lower than the 2011 net income of $81.2 million. Virtually all of this decrease was a result of the lower change in unrealized appreciation of holdings during the year as compared to the prior year. Interest income was higher due to the increase in the average balance of interest bearing cash deposits resulting from amounts retained in cash from the November 4, 2011 public offering.

The increase in net assets during the year had an impact on several expense categories that are a function of net asset levels. Administration fees, which are calculated monthly based on the total net assets at each month-end, increased during the year as a direct result of the higher level of net assets. Similarly, safekeeping fees, stock exchange fees and some other expenses increased to reflect the increased net assets under administration during the year.

As a result of administrative discipline and increases in net assets, expenses as a percentage of the average of the month-end net assets, was lower at 0.34% for fiscal 2012 compared to 0.35% in fiscal 2011.

Fiscal 2011 Compared to Fiscal 2010

Net income, inclusive of the change in unrealized appreciation of holdings, of $81.2 million for the 2011 fiscal year was $75.4 million lower than the 2010 net income of $156.6 million. Virtually all of this decrease was a result of the lower change in unrealized appreciation of holdings during the year as compared to the prior year. Interest income was higher due to the increase in the average balance of interest bearing cash deposits resulting from amounts retained in cash from both the June 23, 2010 and November 4, 2011 public offerings.

The increase in net assets during the year had an impact on several expense categories that are a function of net asset levels. Administration fees, which are calculated monthly based on the total net assets at each month-end, increased during the year as a direct result of the higher level of net assets. Similarly, safekeeping fees, stock exchange fees and some other expenses increased to reflect the increased net assets under administration during the year.

As a result of administrative discipline and increases in net assets, expenses as a percentage of the average of the month-end net assets, was lower at 0.35% for fiscal 2011 compared to 0.36% in fiscal 2010.

Central GoldTrust

Forward-Looking and Market Risk Observations

GoldTrust is almost entirely invested in pure refined gold bullion in LBMA international good delivery bar form. Therefore, the principal factors affecting the price of its Units are factors which affect the currency price of gold, which are beyond the Trust’s control. However, the Trust believes that such factors have a lesser impact on the Units of GoldTrust than on the shares of gold producers, as gold producers have considerable inherent operational costs and other risks resulting in more volatile share prices of such producers. GoldTrust’s net assets are denominated in U.S. dollars. As at December 31, 2012, GoldTrust’s assets were made up of 98.6% gold and 1.4% cash and interest-bearing deposits and other working capital amounts. GoldTrust does not engage in any leasing, lending or hedging activities involving these assets, so the net asset value of the Units will depend on, and typically fluctuate with, the market price fluctuations of gold bullion.

Gold bullion is traded internationally and its market prices may be affected by a variety of unpredictable, international, economic, monetary and political considerations. GoldTrust’s financial statements are prepared on a market price basis. Macroeconomic considerations include: expectations for future rates of inflation; the strength or weakness of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and the relative value of other currencies; interest rates; and global or regional political or economic events, including banking crises. Political factors, including market interventions and international conflicts, may also affect gold prices.

Price risk

Price risk is the risk that the price of a security or physical asset may decline. It is possible to determine the impact that changes in the market price of gold will have on the net asset value per Unit both in U.S. dollars and Cdn. dollars. Assuming as a constant exchange rate the rate which existed on December 31, 2012 of $0.9949 Cdn. for each U.S. dollar together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Unit by approximately U.S. $6.08 per Unit or Cdn. $6.05 per Unit.

Currency risk

Currency risk is the risk that the value of an asset or liability will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollar terms, GoldTrust’s net asset value per Unit is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of GoldTrust’s net assets are in the form of gold bullion, which is priced in U.S. dollars. For this same reason an increase or decrease in the value of the U.S. dollar relative to the Cdn. dollar would change the net asset value per Unit as expressed in Cdn. dollars in the same direction by approximately the same percentage as the change in the value of the U.S dollar.

Central GoldTrust

Due to the limited value of transactions initiated in Cdn. dollars throughout the year, a strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at December 31, 2012 would not have had any material impact on the net income for the year ended December 31, 2012, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to GoldTrust. Credit risk is monitored on an ongoing basis and is managed by GoldTrust dealing only with issuers that are believed to be creditworthy.

Liquidity risk

Liquidity risk is the risk that GoldTrust will not be able to generate adequate cash resources to fulfill its payment obligations. The Administrator regards all of GoldTrust’s assets as liquid. GoldTrust traditionally has maintained sufficient cash reserves to enable it to pay expenses. Furthermore, over 98% of its net assets are in the form of gold bullion which is readily marketable.

Liquidity and Capital Resources

GoldTrust’s liquidity objective is to hold cash reserves and short-term deposits in a safe and conservative manner to generate income primarily to be applied towards expenses. At December 31, 2012, GoldTrust’s cash reserves, including cash equivalents, were $17.6 million compared to $21.8 million at December 31, 2011. The ability of GoldTrust to have sufficient cash to pay its expenses and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should GoldTrust not have sufficient cash to meet its needs in the future, minor portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units. Sales of gold could result in GoldTrust realizing either capital gains or losses. During the fiscal year ended December 31, 2012, GoldTrust’s cash reserves decreased by $4.2 million. The primary sources and uses of cash were as follows:

Sources of Cash

The primary inflow of cash during the year was $0.1 million of interest generated on short-term securities.

Uses of Cash

During fiscal 2012, $4.3 million represents cash outflows during the year, of which total expenses incurred during the year were $4.1 million.

Administrator and Other Related party information

Please refer to Note 6 on page 8 of this Annual Report.

Central GoldTrust

Future Accounting Policy

On December 12, 2011, the Accounting Standards Board of Canada decided to further extend the deferral of International Financial Reporting Standards (IFRS) adoption for investment companies for an additional  year. Investment companies will now be required to mandatorily adopt IFRS for interim and annual financial statements for fiscal periods beginning on or after January 1, 2014.

The Trust is reviewing the key elements within IFRS that may result in a change in accounting policies that will impact its financial statements and accompanying note disclosures. The assessment plan being implemented by the Trust includes a position paper which highlights the material standards that need to be addressed under IFRS and preparation of an opening statement of net assets and financial statements that incorporate IFRS accounting standards and policies. The major areas of focus identified by the current assessment include: first year implementation decisions; statements of cash flows; classification of redeemable Trust Units; income taxes; increased note disclosure; and accounting for changes in unrealized appreciation or depreciation of holdings. The assessment is addressing the impact on the Trust’s accounting system and internal controls required to report under IFRS beginning on the implementation date. The Trust will continue with the assessment and implementation in preparation for its initial filing under IFRS expected for the fiscal year beginning January 1, 2014.

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the fiscal year ended December 31, 2012.

Non-Market Risk Factors

There are other risk factors affecting the Trust as set out in its Annual Information Form dated February 12, 2013. Prospective investors should carefully consider these factors relating to the business and primary assets of GoldTrust before deciding whether to purchase Units.

United States Federal Income Tax Considerations

GoldTrust has been, and expects to continue to be a passive foreign investment company (“PFIC”) for United States federal income tax purposes. Under the PFIC rules, the United States federal income tax treatment of the Units is very complex and, in certain cases, uncertain or potentially unfavorable to United States Unitholders (“U.S. Holders”). Under current law, a non-corporate U.S. Holder who has in effect a valid election to treat GoldTrust as a qualified electing fund (“QEF”) should be eligible for the 20% maximum United States federal income tax rate on a sale or other taxable disposition of GoldTrust’s Units, if such Units have been held for more than one year at the time of sale or other taxable disposition. Gain from the disposition of collectibles, such as gold, however, is currently subject to a maximum United States federal income tax rate of 28%. The Internal Revenue Service has authority to issue Treasury regulations applying the 28% tax rate to gain from the sale by a non-corporate U.S. Holder of an interest in a PFIC with respect to which a QEF election is in effect. Although no such Treasury regulations have been issued to date, there can be no assurance as to whether, when or with what effective date any such Treasury regulations may be issued, or whether any such Treasury regulations would subject long-term capital gains recognized by a U.S. Holder that has made a QEF election on a disposition of GoldTrust Units to the 28% rate. U.S. Holders should be aware that if they purchase Units and make a QEF election, the IRS may issue regulations or other guidance, possibly on a retroactive basis, which would apply the higher 28% United States federal income tax rate to any long-term capital gain recognized on a sale of their GoldTrust Units. U.S. Holders should consult their tax advisors regarding the implications of making a QEF election with respect to GoldTrust.

Central GoldTrust

Under the QEF rules, in the event that GoldTrust disposes of a portion of its gold holdings, including dispositions in the course of varying its relative investment in gold, U.S. Holders who have made a QEF election may be required to report substantial amounts of income for United States federal income tax purposes (in the absence of any cash distributions received from GoldTrust). GoldTrust has not paid any cash distributions on its outstanding Units since inception. It is the intention of GoldTrust to distribute to holders of record of Units as of the last day of each taxable year (currently December 31) an aggregate amount of cash distributions such that the amount of cash distributions payable to an electing Unitholder that holds Units for the entire taxable year of GoldTrust will be at least equal to the product of (i) GoldTrust’s “ordinary earnings” and “net capital gains” for such taxable year allocable to such electing Unitholder and (ii) the highest marginal rate of United States federal income tax on ordinary income or long-term capital gain, as appropriate, applicable to individuals. Because such cash distributions may be subject to Canadian withholding tax and because the amount of such cash distributions will be determined without reference to possible United States state or local income tax liabilities or to the rate of United States federal income tax applicable to corporate U.S. Holders, such distributions may not provide an electing Unitholder with sufficient cash to pay the United States federal income tax liability arising from the inclusion in income of the electing Unitholders’ pro rata share of GoldTrust’s “ordinary earnings” and “net capital gains” under the QEF rules.

Each United States person that acquires Units, whether from GoldTrust or in the secondary market, is strongly urged to consult his, her or its own tax advisor.

NOTICE PURSUANT TO TREASURY DEPARTMENT CIRCULAR 230: NOTHING CONTAINED IN THIS RISK FACTOR CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE U.S. INTERNAL REVENUE CODE. THIS RISK FACTOR WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS DOCUMENT. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Central GoldTrust

Additional Information

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency. However, certain of GoldTrust's expenses are paid, and GoldTrust's Units trade, in Canadian currency as well as U.S. currency. Therefore, because exchange rate fluctuations are beyond GoldTrust's control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s Units in Canadian dollars.

The Trustees will consider, from time to time, the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ equity interests. Additional Unit issues to enlarge GoldTrust’s asset base should enable a reduction in the expense ratio per Unit and broaden exchange trading liquidity to the advantage of all Unitholders of GoldTrust.

This Report dated February 11, 2013, Annual Information Forms, Notices of Annual Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com and www.gold-trust.com.